Exhibit (a)(5)(B)

Benjamin Heikali (SBN 307466)

FARUQI & FARUQI, LLP

10866 Wilshire Boulevard, Suite 1470

Los Angeles, CA 90024

Telephone: (424) 256-2884

Facsimile: (424) 256-2885

E-mail:        bheikali@faruqilaw.com

[Additional Captions on Signature Page]

Attorney for Plaintiff Jay Schwartz

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

JAY SCHWARTZ, on behalf of himself and	Case No.: 3:18-cv-06670
all others similarly situated,

CLASS ACTION COMPLAINT FOR
Plaintiff,	VIOLATIONS OF SECTIONS 14(e) AND
20(a) OF THE SECURITIES EXCHANGE
vs.	ACT OF 1934

CORIUM INTERNATIONAL, INC.,	JURY DEMAND
DAVID L. GREENWOOD, PAUL
GODDARD, PH.D, PHYLLIS I.
GARDNER, M.D., PETER D. STAPLE,
BHASKAR CHAUDHURI, PH.D,
RONALD W. EASTMAN, ERIC H.
BJERKHOLT, ROBERT W. THOMAS,
and IVAN P. GERGEL, M.D.,

Defendants.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF SECTIONS 14(e) AND 20(a) OF

THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Jay Schwartz (“Plaintiff”), on behalf of himself and the proposed Class defined herein, brings this class action suit for violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934. In support of this Class Action Complaint, Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

Plaintiff brings this action on behalf of himself and the public stockholders of Corium International, Inc. (“Corium” or the “Company”) against the Company and Corium’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below) for violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), §§ 78n(e) and 78t(a) respectively, and U.S. Securities and Exchange Commission (the “SEC”) Regulation G, 17 C.F.R. 244.100 in connection with the proposed acquisition of Corium by certain affiliates of Gurnet Point Capital (“GPC”).

1.                                      On October 11, 2018, the Company announced that it had entered into an agreement and plan of merger (the “Merger Agreement”) with GPC, by which GPC is offering to purchase any and all of the outstanding shares of Corium common stock (the “Tender Offer”) for $12.50 in cash and one Contingent Value Right of $0.50 (“CVR”)(1) per share (the “Merger Consideration”).

2.                                      The Tender Offer commenced October 26, 2018, and the Company concurrently filed a Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the SEC, recommending that the Company’s stockholders tender their shares for the Tender Offer price. The Tender Offer is set to expire on November 26, 2018.

3.                                      Plaintiff alleges that the 14D-9 is materially false and/or misleading because, inter alia, it fails to disclose certain material internal financial information about the Company, relied on by the Individual Defendants to recommend the Tender Offer and by the Company’s financial

(1)                                 The CVR is payable upon the U.S. Food and Drug Administration’s approval of Corium’s lead product candidate, Corplex Donepezil, prior to March 31, 2020.

advisor, Guggenheim Securities, LLC (“Guggenheim”) to render an opinion that the Tender Offer is fair to Corium stockholders, which omissions render the 14D-9 incomplete and/or misleading.

4.                                      The failure to adequately disclose such material information constitutes a violation of §§ 14(e) and 20(a) of the Exchange Act, among other reasons, because Corium stockholders are entitled to such information in order to make a fully-informed decision regarding whether to tender their shares in connection with the Tender Offer.

5.                                      For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Tender Offer or, in the event the Tender Offer is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

JURISDICTION AND VENUE

6.                                      The claims asserted herein arise under §§ 14(e) and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

7.                                      The Court has personal jurisdiction over each of the Defendants because each conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8.                                      Venue is proper in this District under § 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as pursuant to 28 U.S.C. § 1391, because Corium is headquartered in this District.

PARTIES

9.                                      Plaintiff is, and has been at all relevant times, the owner of shares of Corium common stock.

10.                               Defendant Corium is a Delaware corporation with its principal executive offices located at 235 Constitution Drive, Menlo Park, California 94025. Corium’s common stock trades on the NASDAQ GM under the ticker symbol “CORI”.

11.                               Individual Defendant David L. Greenwood has been a director of the Company since 2010 and has served as Chairman since 2014.

12.                               Individual Defendant Paul Goddard, Ph.D has been a director of the Company since 2014

13.                               Individual Defendant Phyllis I. Gardner, M.D. has been a director of the Company since 2014.

14.                               Individual Defendant Peter D. Staple has served as President, Chief Executive Officer, and a director of the Company since 2008.

15.                               Individual Defendant Bhaskar Chaudhuri, Ph.D has been a director of the Company since 2010

16.                               Individual Defendant Ronald W. Eastman has been a director of the Company since 2007.

17.                               Individual Defendant Eric H. Bjerkholt has been a director of the Company since 2015.

18.                               Individual Defendant Robert W. Thomas has been a director of the Company since 2007.

19.                               Individual Defendant Ivan P. Gergel, M.D. has been a director of the Company since 2014.

20.                               The Individual Defendants referred to in paragraphs 12-19 are collectively referred to herein as the “Individual Defendants” and/or the “Board.”

CLASS ACTION ALLEGATIONS

21.                               Plaintiff brings this action individually and as a class action on behalf of all holders of Corium stock who are being, and will be, harmed by Defendants’ actions described herein (the

“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, controlled by, or affiliated with, any Defendant, including the immediate family members of the Individual Defendants.

22.                               This action is properly maintainable as a class action under Federal Rule of Civil Procedure 23.

23.                               The Class is so numerous that joinder of all members is impracticable. According to the 14D-9, as of October 22, 2018, there were 36,546,444 shares issued and outstanding. On information and belief, these shares are held by thousands of beneficial holders who are geographically dispersed across the country.

24.                               There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.                                      whether Defendants have violated Sections 14 and 20 of the Exchange Act, and SEC regulations promulgated thereunder, in connection with the Tender Offer; and

b.                                      whether Plaintiff and the other members of the Class would be irreparably harmed and/or otherwise damaged were the transaction complained of herein consummated.

25.                               Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

26.                               Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

27.                               The prosecution of separate actions by individual members of the Class creates a risk of inconsistent or varying adjudications with respect to individual members of the Class, which could establish incompatible standards of conduct for Defendants.

28.                               Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

29.                               Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

30.                               Accordingly, Plaintiff seeks injunctive and other equitable relief on behalf of himself and the Class to prevent the irreparable injury that the Company’s stockholders will suffer absent judicial intervention and, in the absence of injunctive relief, seeks to pursue a claim for damages.

SUBSTANTIVE ALLEGATIONS

I.                                        Background and the Tender Offer

31.                               Corium is an international developer and manufacturer of drug delivery systems that deliver drugs across the skin and mucosa. Corium’s two lead proprietary product candidates are focused on the treatment of Alzheimer’s disease via transdermal therapy.

32.                               On October 11, 2018, Corium issued a press release announcing the Tender Offer which stated the following, in relevant part:

MENLO PARK, Calif., October 11, 2018 (GLOBE NEWSWIRE) — Corium International, Inc. (Nasdaq: CORI), a commercial-stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty transdermal products, today announced that it has entered into a definitive merger agreement under which Gurnet Point Capital (GPC), a private investment firm focused on the healthcare and life sciences sectors, will acquire Corium. The transaction is structured as a tender offer followed immediately by a merger. Corium’s board of directors has unanimously approved the transaction.

Under the terms of the merger agreement, GPC will pay $12.50 per share in cash upon the closing. The agreement also provides for a Contingent Value Right (CVR) of $0.50 per share that is payable based on the U.S. Food and Drug Administration’s approval of Corium’s lead product candidate, Corplex Donepezil, for the treatment of Alzheimer’s disease, prior to March 31, 2020. Including the CVR payment, the transaction is valued at up to $504 million. The total offer amount, including the CVR amount, represents a 42% premium over the 30-day volume-weighted average price of Corium’s common stock. The $12.50 per share closing amount represents a 50% premium over the closing price on October 10, 2018. Following the transaction, which is expected to close by the end of 2018, Corium will also offer to repurchase all of its $120 million in convertible notes.

“After an extensive evaluation of potential partnering opportunities, we concluded that the value and certainty provided in the proposed transaction is in the best interests of Corium’s shareholders, and provides Corium with the financial and other resources needed to bring Corplex Donepezil through regulatory approval and commercialization,” said Peter Staple, President and Chief Executive Officer of Corium. “Our management, R&D and product manufacturing teams look forward to working with GPC as we prepare to submit our regulatory application for Corplex Donepezil, and extend our leadership position in developing new transdermal products that address significant patient need.”

“The Corium team has established a unique capability for developing and manufacturing innovative transdermal products, and we are excited to provide additional resources to ensure Corplex Donepezil becomes available to patients with Alzheimer’s disease as soon as possible,” said Chris Viehbacher, Managing Partner of GPC. “Our team, which brings decades of experience in the life sciences and healthcare sectors, will support the Corium team and its strategy for creating additional novel products like Corplex Donepezil. We will also be providing a significant financial investment to quickly expand Corium’s operations and establish a commercial organization that can effectively bring these products to the market upon approval, including the addition of a dedicated sales force that is scaled appropriately for the products and their prescribers.”

Following completion, Corium will become a private company, wholly owned by GPC, and will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, nor be traded on Nasdaq Global Select Market. The Company plans to maintain operations in the Menlo Park, CA and Grand Rapids, MI areas.

Corium’s largest stockholder, Essex Woodlands, has entered into a support agreement to tender its shares in this transaction.

33.                               The Merger Consideration appears inadequate in light of the Company’s recent announcements regarding Corplex Donepezil. Indeed, the Company reported in August 2018 that it remains on track to file a New Drug Application with the FDA in the first quarter of 2019. Moreover, two U.S. patents were issued this year, which “establish the foundation of a strong IP portfolio for the transdermal delivery of donepezil and extend patent coverage of the product to at least July 2037.” www.sec.gov/Archives/edgar/data/1594337/000155837018006893/ex-99d1.htm.

34.                               Thus, it appears that Corium is well-positioned for financial growth, and that the Tender Offer fails to adequately compensate the Company’s shareholders. It is imperative that

Defendants disclose the material information they have omitted from the 14D-9, discussed in detail below, so that the Company’s shareholders can properly assess the fairness of the Tender Offer for themselves and make an informed decision concerning whether to tender their shares.

II.                                   The 14D-9 Omits Material Information

35.                               On October 26, Corium filed the 14D-9 with the SEC in support of the Tender Offer. As alleged below and elsewhere herein, the 14D-9 contains material misrepresentations and omissions of fact that must be cured to allow Corium’s stockholders to make an informed decision with respect to the Tender Offer. Specifically, the 14D-9 omits material information regarding certain of the Company’s financial projections.

The Materiality of Financial Projections

36.                               When recommending shareholders accept a tender offer, a company must state the reasons for the recommendation. 17 C.F.R. § 229.1012(b). “Conclusory statements such as ‘The tender offer is in the best interests of shareholders’ are not considered sufficient disclosure.” Id. Further, a company must “[f]urnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.” 17 C.F.R. § 229.1011(c).

37.                               A company’s financial projections are material information a board relies on to determine whether to approve a merger transaction and recommend that shareholders accept the consideration being offered.

38.                               Here, the financial forecasts were relied on by the Board in recommending the Tender Offer to shareholders as the 14D-9 discloses that the projections were prepared by Corium’s management and provided “to the Board in connection with its consideration of the Transactions and to Guggenheim Securities in connection with its rendering of its fairness opinion to the Board and performing its related financial analysis . . . .” 14D-9 at 44.

The Company’s Financial Forecasts

39.                               The 14D-9 discloses certain financial projections for years 2019-2037 on pages 44-45, which were developed by the Company’s senior management, relied upon the Board in recommending the Tender Offer, and utilized by Guggenheim in rendering its fairness opinions. Id. at 44.

40.                               More specifically, the 14D-9 provides values for non-GAAP financial measures, EBIT, EBITDA, and Unlevered Free Cash Flow (“UFCF”), id. at 44-45, but fails to provide the line items used in their respective calculation or a reconciliation to their respective most comparable GAAP measures.

41.                               In regards to EBITDA, the 14D-9 provides:

EBITDA consists of earnings before interest income/expense, taxes, and depreciation and amortization, and excludes the effect of stock-based compensation expense. EBITDA is a non-GAAP financial measure and is not intended to represent, or to be used, as a substitute for operating income and net income as a measure of operating performance or for cash flows from operations as a measure of liquidity.

Id. at 44.

42.                               In regards to UFCF, the 14D-9 provides:

Unlevered Free Cash Flow consists of EBIT minus tax expense, non-cash expenses (such as depreciation, amortization, and stock compensation expense) and capital expenditures, and adjusted for changes in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure and is not intended to represent, or to be used, as a substitute for operating income and net income as a measure of operating performance or for cash flows from operations as a measure of liquidity.”

Id. at 45.

43.                               Despite acknowledging that “[n]on-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Corium may not be comparable to similarly titled amounts used by other companies[,]” id. at 45, the 14D-9 provides an incomplete and materially misleading understanding of the Company’s future financial prospects and the inputs and assumptions for which those prospects are based.

44.                               The use of non-GAAP compliant financial measures, as was done here, is misleading. When a company discloses non-GAAP financial measures in a 14D-9 that were relied on by a board of directors to recommend that shareholders exercise their corporate suffrage rights in a particular manner, the Company must, pursuant to SEC regulatory mandates, also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

45.                               Indeed, the SEC has increased its scrutiny of the use of non-GAAP financial measures in communications with shareholders. Former SEC Chairwoman Mary Jo White has stated that the frequent use by publicly traded companies of unique company-specific non-GAAP financial measures (as Corium included in the 14D-9 here), implicates the centerpiece of the SEC’s disclosures regime:

In too many cases, the non-GAAP information, which is meant to supplement the GAAP information, has become the key message to investors, crowding out and effectively supplanting the GAAP presentation. Jim Schnurr, our Chief Accountant, Mark Kronforst, our Chief Accountant in the Division of Corporation Finance and I, along with other members of the staff, have spoken out frequently about our concerns to raise the awareness of boards, management and investors. And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures. I also urge again, as I did last December, that appropriate controls be considered and that audit committees carefully oversee their company’s use of non-GAAP measures and disclosures.(2)

(emphasis added).

(2)                                 Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html.

46.                               The SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading, and has therefore heightened its scrutiny of the use of such projections.(3)

47.                               Thus, in order to bring the 14D-9 into compliance with Regulation G as well as cure the materially misleading nature of the financial projections under Section 14(e) of the Exchange Act as a result of the omitted information on pages 44-45, Defendants must provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures.

48.                               Clearly, shareholders would find the aforementioned information material since the Board’s unanimous recommendation that shareholders tender their shares in connection with the Tender Offer was based in part on “Corium’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as Corium’s long-term business plan and prospects if it were to remain an independent public company[.]” 14D-9 at 30.

49.                               The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Corium’s stockholders. Accordingly, based on the foregoing disclosure deficiencies in the 14D-9, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Corium stockholders will suffer, absent judicial intervention, if Corium’s stockholders are required to decide whether or not to tender their shares without the above-referenced material misstatements and omissions being remedied.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(e) of the

Securities Exchange Act of 1934

50.                               Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

(3)                                 See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving Views, Harvard Law School Forum on Corporate Governance and Financial Regulation (June 24, 2016), https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measures-the-secs-evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping Companies Spin Losses Into Profits, N.Y. Times, Apr. 22, 2016, http://www.nytimes.com/2016/04/24/business/fantasy-math-is-helping-companies-spin-losses-into-profits.html?_r=0.

51.                               Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . .” 15 U.S.C. § 78n(e).

52.                               As discussed above, Corium filed and delivered the 14D-9 to its stockholders, which Defendants knew contained, or recklessly disregarded, material omissions and misstatements described herein.

53.                               Defendants violated § 14(e) of the Exchange Act by issuing the 14D-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in conjunction with the Tender Offer. Defendants knew or recklessly disregarded that the 14D-9 failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

54.                               The 14D-9 was prepared, reviewed and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the Tender Offer, the intrinsic value of the Company, the Company’s financial projections, and the financial advisor’s valuation analyses and resultant fairness opinion.

55.                               In so doing, Defendants made untrue statements of material fact and omitted material information necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the 14D-9, Defendants were aware of this information and their obligation to disclose this information in the 14D-9.

56.                               The omissions and misleading statements in the 14D-9 are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the 14D-9 as altering the “total mix” of information made available to stockholders.

57.                               Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Tender Offer, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

58.                               The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff and Corium stockholders will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

COUNT II

Against the Individual Defendants for

Violations of § 20(a) of the 1934 Act

59.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

60.                               The Individual Defendants acted as controlling persons of Corium within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Corium and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the 14D-9, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are false and misleading.

61.                               Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

62.                               In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein and exercised the same. The 14D-9 contains the unanimous recommendation of the Individual Defendants to approve the Tender Offer. They were thus directly involved in the making of the 14D-9.

63.                               By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

64.                               As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of Defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.                                    Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B.                                    Enjoining Defendants and all persons acting in concert with them from proceeding with the Tender Offer or consummating the Tender Offer, unless and until the Company discloses the material information discussed above, which has been omitted from the 14D-9;

C.                                    In the event Defendants consummate the Tender Offer, awarding damages to Plaintiff and the Class;

D.                                    Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E.                                     Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: November 2, 2018	Respectfully submitted,

FARUQI & FARUQI, LLP

	By:	/s/ Benjamin Heikali
OF COUNSEL:	Benjamin Heikali, Bar No. 307466
10866 Wilshire Blvd., Suite 1470
FARUQI & FARUQI, LLP	Los Angeles, CA 90024
Fax: 424.256.2885
James M. Wilson, Jr.	Tel.: (424) 256-2884
685 Third Avenue	Email: bheikali@faruqilaw.com
New York, NY 10017	Counsel for Plaintiff
Tel: (212) 983-9330
Facsimile: (212) 983-9331
Email: jwilson@faruqilaw.com

Counsel for Plaintiff